UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”), dated August 8, 2012, announcing the Company’s expansion plans in Barcelona, Spain.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: August 14, 2012	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

CONTACTS:

Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc. Announces Expansion Plans in Barcelona, Spain

Signs Agreement to Secure Onshore Fuel Oil Storage Capacity in Port of Barcelona;
Company Plans to Commence Physical Supply Operations by the End of Q1 2013

PIRAEUS, Greece, August 8, 2012 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced that it has signed a definitive agreement with Meroil, a Barcelona-based oil and energy logistics company, which among other activities, operates the largest Spanish coastline terminal for petroleum products in the Port of Barcelona, to secure onshore fuel oil storage capacity in that terminal. In addition, the Company plans to establish a new service center and commence physical supply operations in Barcelona by the end of the first quarter of 2013.

The port of Barcelona serves as a key transportation hub located along major seaborne trade routes, totalling approximately 10,000 transits per year and generating approximately 1.2 million metric tons of annual marine fuel sales volumes. The port, which also benefits from extensive cruise passenger travel, is currently undergoing a modernization and expansion plan headed by the Barcelona Port Authority that is expected to substantially increase the port's capacity upon completion in 2014.

The onshore fuel oil storage capacity secured by Aegean totals approximately 50,000 cubic meters. Complementing its access to onshore storage in the port of Barcelona, Aegean intends to provide retail bunkering services to all major shipping sectors as well as leading cruise lines, in port and at sea.

E. Nikolas Tavlarios, President, commented, "We are excited to expand our global presence by establishing operations in Barcelona. This new and attractive market provides Aegean with compelling growth opportunities as we seek to increase the utilization of our large and modern delivery fleet following the completion of our newbuild program earlier this year. The port of Barcelona is ideally located in the West Mediterranean and is poised for significant growth. We intend to build market share by capitalizing on our leading reputation for providing an integrated solution for the supply and delivery of marine fuel on a worldwide basis and leveraging our extensive customer relationships. As we remain focused on expanding our geographical portfolio in a cost-effective manner and taking advantage of our scalable logistics infrastructure, we expect to further strengthen Aegean's global brand recognition and increase the Company's future earnings potential."

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 19 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Cape Verde and Panama. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

About Meroil S.A.
Meroil was founded in 1993 as an independent oil operator with the aim of supplying fuel and related products to service stations, distributors, industries and the agricultural sector. The birth of Meroil was the most important, solid and financially solvent project amongst all those that have been developed in the Spanish energy sector by independent companies since the liberalization of the oil sector in Spain.

The construction of the reception and fuel distribution Terminal in the Barcelona port in 2004 and its latest extension completed in 2012 has provided Meroil with  one of the biggest terminals worldwide with a surface area of 125,000 m2 and a storage capacity of 1.000.000 m3 of fuel distributed over 45 tanks.

Meroil has a distribution network of over 200 registered service stations throughout the country.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

###